Exhibit 99.2
CONSENT OF PERSON ABOUT TO BECOME DIRECTOR
The undersigned hereby consents to the use of his name and any references to him as a person who will become a director of Energy Recovery, Inc. (“ERI”) after the completion of its initial public offering in ERI’s Registration Statement on Form S-1, and any and all amendments thereto, to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.
Dated: May 9, 2008

By:	/s/ Paul M. Cook
Paul M. Cook